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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

April 21, 2021

Re:	Privia Health Group, Inc. Registration Statement on Form S-1 Submitted April 7, 2021 CIK No. 0001759655

CONFIDENTIAL

Ms. Celeste Murphy

Mr. Chris Edwards

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Murphy and Mr. Edwards,

On behalf of our client, Privia Health Group, Inc. (the “Company”), we refer to the above-referenced registration statement (the “Registration Statement”). To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting the inclusion of preliminary first quarter 2021 financial results. The enclosed pages are marked to indicate changes from the Registration Statement filed on April 7, 2021.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard Truesdell

Richard Truesdell

Ms. Celeste Murphy Mr. Chris Edwards Division of Corporation Finance U.S. Securities and Exchange Commission	April 21, 2021

Enclosures:

Changed Pages

cc:	Shawn Morris, Chief Executive Officer
Thomas Bartrum, General Counsel
Privia	Health Group, Inc.

Benjamin Marsh, Esq.
Goodwin	Procter LLP

Exhibit A